08005926

RECEIVED

2008 NOV 18 P 12: 17

FICE OF INTERNATIONAL CORPORATE FINANCE

5 November 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

United Overseas Land Ltd

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2008.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ....

NAME: ....

DATE: ....

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\3rd-quarter results.doc
UOL\3.2.3 (pc\nur)

PROCESSED
NOV 20 2008
THOMSON REUTERS

11/18

RECEIVED

2008 NOV 18 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 November 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2008.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\3rd-quarter results.doc
UOL\3.2.3 (pc\nur)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2008	2007	+ / (-)	2008	2007	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	267,853	166,748	61	638,905	514,072	24
Cost of sales		(140,090)	(77,428)	81	(313,092)	(247,736)	26
Gross profit		127,763	89,320	43	325,813	266,336	22
Other income							
- Miscellaneous		1,249	1,200	4	4,453	3,989	12
- Finance income	B	1,516	2,837	(47)	7,371	7,974	(8)
Expenses							
- Marketing and distribution		(6,078)	(8,736)	(30)	(19,721)	(18,517)	7
- Administrative		(12,193)	(9,719)	25	(37,689)	(27,669)	36
- Finance		(4,684)	(4,336)	8	(13,593)	(11,894)	14
- Other operating		(19,735)	(15,274)	29	(50,992)	(44,029)	16
Share of profit of associated companies		15,095	8,200	84	48,517	24,686	97
Profit before other gains, fair value gain and income tax		102,933	63,492	62	264,159	200,876	32
Other gains/ (loss)	C	-	17,768	(100)	(414)	56,008	(101)
Fair value gain on investment properties		-	-	-	67,734	274,359	(75)
Profit before income tax	D	102,933	81,260	27	331,479	531,243	(38)
Income tax expense	E	(14,964)	(10,848)	38	(36,126)	(51,434)	(30)
Net profit		87,969	70,412	25	295,353	479,809	(38)
Attributable to:							
Equity holders of the Company		73,539	64,520	14	261,354	426,843	(39)
Minority interests		14,430	5,892	145	33,999	52,966	(36)
		87,969	70,412	25	295,353	479,809	(38)

n.m. : not meaningful

1(a)(ii) Notes to the Income Statement

	Group					
	Third Quarter Ended 30 September			Nine Months Ended 30 September		
	2008	2007	+ / (-)	2008	2007	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Revenue						
Revenue from property development	136,946	41,600	229	243,595	149,530	63
Revenue from property investments	32,974	25,965	27	91,563	74,923	22
Gross revenue from hotel operations	84,783	82,006	3	254,396	227,859	12
Revenue from management services	6,188	5,466	13	18,575	10,561	76
Dividend income	6,962	11,711	(41)	30,776	51,199	(40)
	267,853	166,748	61	638,905	514,072	24
B Finance income						
Interest income	1,434	2,071	(31)	4,658	6,270	(26)
Foreign exchange gain (net)	82	766	(89)	2,713	1,704	59
	1,516	2,837	(47)	7,371	7,974	(8)
C Other gains/ (loss)						
Write-off of loan to an associated company	-	-	-	(414)	-	n.m.
Gain on sale of an investment property	-	-	-	-	37,050	(100)
Fair value reserve transferred to income statement on disposal of available-for-sale financial assets	-	-	-	-	1,190	(100)
Negative goodwill on acquisition of a subsidiary	-	17,768	(100)	-	17,768	(100)
	-	17,768	(100)	(414)	56,008	(101)
D Profit before income tax						
Profit before income tax is stated after charging:						
Depreciation and amortisation *	10,520	8,574	23	30,558	25,680	19
E Income tax expense						
Tax expense attributable to profit is made up of:						
Current income tax						
- Singapore	3,901	7,395	(47)	11,546	22,555	(49)
- Foreign	2,413	1,618	49	8,664	3,851	125
Deferred income tax						
- fair value gain of investment properties	-	-	-	702	22,170	(97)
- others^	8,596	2,218	288	15,160	7,865	93
	14,910	11,231	33	36,072	56,441	(36)
Under/(over) provision in preceding financial years						
- Singapore current income tax	54	(383)	(114)	54	(91)	(159)
Effect of change in tax rate on deferred taxation	-	-	-	-	(4,916)	(100)
	14,964	10,848	38	36,126	51,434	(30)

n.m.: not meaningful

* *Increase in depreciation and amortisation charges is due to additional depreciation on the recently completed hotel renovation projects and the Pan Pacific Serviced Suites as well as amortisation of newly acquired intangible assets.*

^ *Increase in 'Deferred income tax - others' is due to the increase in operating profit from property development during the quarter / nine month period.*

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	The Group 30.09.08 $'000	The Group 31.12.07 $'000	The Company 30.09.08 $'000	The Company 31.12.07 $'000
ASSETS					
Current assets					
Cash and bank balances		200,613	405,707	235	45,818
Trade and other receivables	A	71,520	80,341	16,353	15,464
Development properties	B	1,170,016	854,039	-	-
Inventories		3,603	3,745	-	-
Available-for-sale financial assets	C	506,485	599,931	506,028	599,471
Other current assets		25,979	25,010	1,097	1,446
Current income tax assets		2,617	335	-	-
		1,980,833	1,969,108	523,713	662,199
Non-current assets					
Trade and other receivables	D	168,808	153,171	671,005	562,251
Available-for-sale financial assets	C	537,934	685,979	39,549	39,549
Associated companies	E	321,227	277,431	112,584	112,584
Subsidiaries		-	-	1,401,910	1,301,487
Investment properties		2,367,534	2,284,659	327,000	420,391
Property, plant and equipment	F	1,079,305	696,635	1,101	1,042
Intangibles		39,699	39,225	-	-
Other assets		-	71,096	-	-
Deferred income tax assets		3,931	5,043	-	-
		4,518,438	4,213,239	2,553,149	2,437,304
Total assets		6,499,271	6,182,347	3,076,862	3,099,503
LIABILITIES					
Current liabilities					
Trade and other payables		130,620	135,666	223,555	333,536
Current income tax liabilities		107,750	117,609	76,389	77,863
Bank overdrafts		30	934	-	-
Bank loans	G	566,544	259,084	130,000	231,100
		804,944	513,293	429,944	642,499
Non-current liabilities					
Bank loans	G	834,372	772,947	-	-
3.34% unsecured fixed rate note due 2012		149,601	149,519	149,601	149,519
Unsecured floating rate note due 2012		99,733	99,678	99,733	99,678
Loans from minority shareholders of subsidiaries		79,516	40,347	-	-
Rental deposits		21,633	21,180	3,400	2,657
Retention monies		7,909	5,862	675	1,357
Provision for retirement benefits		2,063	2,035	-	-
Deferred income tax liabilities		203,866	208,360	78,731	97,974
		1,398,693	1,299,928	332,140	351,185
Total liabilities		2,203,637	1,813,221	762,084	993,684
NET ASSETS		4,295,634	4,369,126	2,314,778	2,105,819
EQUITY					
Capital & reserves attributable to the equity holders of the Company					
Share capital		1,075,315	1,075,266	1,075,315	1,075,266
Reserves		699,693	939,699	324,449	411,251
Retained earnings		2,074,111	1,932,165	915,014	619,302
		3,849,119	3,947,130	2,314,778	2,105,819
Minority Interests		446,515	421,996	-	-
TOTAL EQUITY		4,295,634	4,369,126	2,314,778	2,105,819

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Notes to the Balance Sheet

A Trade and other receivables - current

The balance of current trade and other receivables had declined following the receipt of progress payments from the Twin Regency development.

B Development properties

The increase is primarily due to the acquisition of the land parcel at Simei Street 4 for $236.1 million and completion of the enbloc purchase of the property at Spottiswoode Park Road for $79.5 million.

C Available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at balance sheet date. The decrease in value as at 30 September 2008 is due to the decline in the closing bid prices of the relevant listed equity shares.

D Trade and other receivables - non-current

The increase in balance is due mainly to loans extended to associated companies to fund their respective residential development projects.

E Associated companies

The increase is attributable to the share of operating profit and fair value gains of associated companies.

F Property, plant and equipment

The increase relates mainly to:
- purchase of land parcel and construction works at Upper Pickering Street; and
- reclassification of land cost from development properties and the progress payments for work done at the project in Tianjin, China.

G Bank loans

The increase in borrowings was used principally for the purchase of the land parcel at Simei Street 4 and the property at Spottiswoode Park Road. As a result, the Group's net debt equity ratio increased from 23% as at 31 December 2007 to 40% as at 30 September 2008.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.9.08		As At 31.12.07	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	105,974	460,700*	16,253	243,767
Amount repayable after one year	836,264	329,516	698,214	366,126

* An outstanding amount of $84 million was repaid by a subsidiary in early October 2008 from proceeds of a new 3-year bank loan.

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the third quarter ended 30 September

	Notes	Group	
		3rd Quarter 2008 $'000	3rd Quarter 2007 $'000
Cash flows from operating activities			
Net profit		87,969	70,412
Adjustments for:			
Income tax		14,964	10,848
Non-cash items		(6,272)	(582)
Investment and interest income		(8,396)	(13,782)
Interest expense		4,684	4,336
Negative goodwill on acquisition of a subsidiary		-	(17,768)
Operating cash flow before working capital changes		92,949	53,464
Change in operating assets and liabilities, net of effects from purchase of a subsidiary			
Receivables		5,859	(38,955)
Development properties	(i)	(149,753)	(37,200)
Inventories		25	(269)
Rental deposits		1,380	2,003
Payables		8,165	3,445
		(134,324)	(70,976)
Retirement benefits paid		(50)	(6)
Income tax paid		(15,056)	(9,039)
Net cash used in operating activities		(56,481)	(26,557)
Cash flows from investing activities			
Net proceeds from disposal of property, plant and equipment		38	1,058
Loans to associated companies		(9,500)	(13,649)
Repayment of loans from an associated company		-	3,532
Payment for interest in an associated company		-	(46)
Payment to minority shareholders for purchase of shares in a subsidiary		-	(2,739)
Acquisition of a subsidiary, net of cash acquired		-	2,832
Payment for interest in a China company (awaiting capital inspection and share issue)		-	(74,786)
Purchase of property, plant and equipment and investment properties		(20,287)	(30,589)
Retention monies withheld/(released)		429	(354)
Interest received		1,614	2,431
Dividends received		10,212	12,755
Net cash used in investing activities		(17,494)	(99,555)
Cash flows from financing activities			
Proceeds from issue of shares		-	360
Net proceeds from issue of shares to minority shareholders of subsidiaries		2,069	13,572
Loans from minority shareholders of subsidiaries		1,999	-
Net borrowings		95,231	95,414
Interest paid		(9,272)	(5,826)
Net cash from financing activities		90,027	103,520
Net increase/(decrease) in cash and cash equivalents		16,052	(22,592)
Cash and cash equivalents at 1 July		184,531	200,958
Cash and cash equivalents at 30 September	(ii)	200,583	178,366

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Notes to the Consolidated Cash Flow Statement

i. Development properties

This includes:
- payment of a sum of $71.5 million for the remaining 90% of the tendered price of property at Spottiswoode Park Road; and
- progressive payments for construction costs of various residential projects.

ii. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30.09.08	30.09.07
	$'000	$'000
Fixed deposits with financial institutions	144,252	137,812
Cash at bank and on hand	56,361	40,573
Cash and bank balances per balance sheet	200,613	178,385
Bank overdraft (unsecured)	(30)	(19)
Cash and cash equivalents per consolidated cash flow statement	200,583	178,366

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the third quarter ended 30 September 2008

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2008	1,075,315	940,652	2,000,572	435,013	4,451,552
Fair value loss on available-for-sale financial assets**	-	(238,595)	-	(569)	(239,164)
Currency translation differences	-	(2,364)	-	(4,428)	(6,792)
Net losses recognised directly in equity	-	(240,959)	-	(4,997)	(245,956)
Net profit for the financial period	-	-	73,539	14,430	87,969
Total recognised (losses)/gains for the financial period	-	(240,959)	73,539	9,433	(157,987)
Issue of shares to minority shareholders	-	-	-	2,069	2,069
Balance at 30 September 2008	1,075,315	699,693	2,074,111	446,515	4,295,634

** The fair value loss on available-for-sale financial assets is due to the decrease in closing bid prices of the listed securities held by the Group as at 30 September 2008.

Group Statement of Changes in Equity for the third quarter ended 30 September 2007

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2007	1,074,574	1,141,271	1,547,630	302,581	4,066,056
Fair value loss on available-for-sale financial assets	-	(84,738)	-	(383)	(85,121)
Currency translation differences	-	(3,334)	-	(745)	(4,079)
Net losses recognised directly in equity	-	(88,072)	-	(1,128)	(89,200)
Net profit for the financial period	-	-	64,520	5,892	70,412
Total recognised (losses)/gains for the financial period	-	(88,072)	64,520	4,764	(18,788)
Employee share option scheme					
- Proceeds from shares issued	360	-	-	-	360
Issue of shares to minority shareholders	-	-	-	13,572	13,572
Acquisition of minority interest	-	-	-	(1,412)	(1,412)
Balance at 30 September 2007	1,074,934	1,053,199	1,612,150	319,505	4,059,788

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Company Statement of Changes in Equity for the third quarter ended 30 September 2008

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 July 2008	1,075,315	391,451	673,231	2,139,997
Fair value loss on available-for-sale financial assets+	-	(67,002)	-	(67,002)
Net profit for the financial period	-	-	241,783	241,783
Total recognised (losses)/gains for the financial period	-	(67,002)	241,783	174,781
Balance at 30 September 2008	1,075,315	324,449	915,014	2,314,778

+ The fair value loss on available-for-sale financial assets is due to the decrease in closing bid prices of the listed securities held by the Company as at 30 September 2008.

Company Statement of Changes in Equity for the third quarter ended 30 September 2007

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 July 2007	1,074,574	467,791	490,354	2,032,719
Fair value loss on available-for-sale financial assets	-	(15,230)	-	(15,230)
Net profit for the financial period	-	-	10,630	10,630
Total recognised (losses)/gains for the financial period	-	(15,230)	10,630	(4,600)
Employee share option scheme				
- Proceeds from shares issued	360	-	-	360
Balance at 30 September 2007	1,074,934	452,561	500,984	2,028,479

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 September 2008, there was no change in the issued share capital of the Company:

	Number of Ordinary Shares
Issued capital as at 1 July 2008 and 30 September 2008	796,072,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of:

	30.09.08	30.09.07
Options granted under the UOL Executives Share Options and UOL 2000 Share Option Scheme :		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	42,000	42,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	190,000	190,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	222,000	283,000
- 2005 Options during the option period from 9 May 2006 to 8 May 2015 at the exercise price of $2.23 per share	192,000	197,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	515,000	605,000
- 2007 Options during the option period from 16 March 2008 to 15 March 2017 at the exercise price of $4.91 per share	1,010,000	1,146,000
- 2008 Options during the option period from 7 March 2009 to 6 March 2018 at the exercise price of $3.68 per share	1,376,000	-
	3,547,000	2,463,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	3rd Quarter 2008	3rd Quarter 2007
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	Cents 9.24	Cents 8.11
(ii) On a fully diluted basis	Cents 9.24	Cents 8.11

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.09.08	31.12.07	30.09.08	31.12.07
Net asset value per ordinary share	$4.84	$4.96	$2.91	$2.65
Net tangible asset backing per ordinary share	$4.79	$4.91	$2.91	$2.65

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the third quarter of 2008 increased by $101.2 million or 61% to $267.9 million as compared to $166.7 million in the corresponding period of 2007. The increase in revenue came largely from the progressive recognition of revenues from the sale of the Group's development properties including those from Panorama and Breeze by the East which were launched earlier this year. Revenue from property investments also improved due to higher average rental rates for the Group's investment properties and contribution from the Pan Pacific Serviced Suites which opened in April 2008. In the absence of special dividend from a quoted available-for-sale financial asset, dividend income decreased as compared to the third quarter of 2007.

Cost of sales has increased as a larger proportion of sales was from property development which has a higher cost margin. Marketing expenses were lower in the third quarter of 2008 due to the absence of such expenses incurred for the launch of the sales of the Duchess Residences development in 2007. Administrative expenses increased in the third quarter of 2008 due to higher payroll costs. Other operating expenses increased in the third quarter of 2008 due to higher property tax and write off of property, plant and equipment upon refurbishment of the Group's hotel properties.

The share of profit of associated companies was higher in the third quarter of 2008. The increase was attributed to the share of progressive recognition of profit from the sale of units in one north residences and Nassim Park Residences and better performance by Marina Centre Holdings Pte Ltd which owns Marina Square.

The Group's pre-tax profit in the third quarter of 2008 was $102.9 million, an increase of 27% over the pre-tax profit of $81.3 million in the corresponding period of 2007. The Group benefitted from higher profit from property development, property investments and associated companies. Group attributable profit for the third quarter of 2008 increased by $9.0 million to $73.5 million as compared to the profit of $64.5 million in the corresponding period of 2007.

The Group's operating profit before other gains, fair value gain and income tax for the nine months ended 30 September 2008 was $264.2 million or an increase of $63.3 million or 32% over the comparable pre-tax profit of $200.9 million achieved in the previous corresponding period. The increase was due mainly to higher income from property development, hotel operations, property investments and associated companies. For the nine months ended 30 September 2008, the Group achieved a pre-tax profit of $331.5 million, a decrease of $199.7 million or 38% as compared to the pre-tax profit of $531.2 million in the corresponding period of 2007. The decrease was due mainly to lower fair value gain on investment properties and absence of gain on sale of an investment property. Group attributable profit for the nine months ended 30 September 2008 decreased by 39% to $261.4 million from $426.8 million in the corresponding period of 2007 .

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The global financial crisis and the deteriorating external economic environment have resulted in Singapore slipping into technical recession. The tightening of credit and weak share market will affect buying sentiment in the Singapore residential property market. Demand for office space will similarly be affected as companies scale down their activities and rental rates are expected to soften. The slowing global economy will also likely lead to a decline in business and leisure travel which will, in turn, affect the hotel industry in Singapore and the Asia Pacific region.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable	:	N.A.
(d) Books closure date	:	N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the third quarter ended 30 September 2008.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the nine months/third quarter ended 30 September 2008 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
5 November 2008

END